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                               April 23, 2024

       Mark Cloutier
       Chief Executive Officer
       Aspen Insurance Holdings Limited
       141 Front Street
       Hamilton, HM19
       Bermuda

                                                        Re: Aspen Insurance
Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 5, 2024
                                                            File No. 333-276163

       Dear Mark Cloutier:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1 and the presentation on pages 7 and 11 of upper single digit CAGR
for overall and insurance-segment gross written premiums. This presentation includes
quantitative disclosure of the positive results in each year for 5 years except for 2023, which
had negative 7.7% and 2.3% returns, respectively. Please revise
                                                        Item 5 to further
clarify in qualitative terms the reasons for these trends, especially the change to negative CAGR
in 2023, and include a cross reference to Item 5 from the
                                                        discussion of CAGR in
the Summary.
 Mark Cloutier
FirstName   LastNameMark   Cloutier
Aspen Insurance   Holdings Limited
Comapany
April       NameAspen Insurance Holdings Limited
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
Exhibits

2. We note there are multiple exhibits marked "to be filed." We also note your response to prior comment 14 of our letter dated January 12, 2024. Please provide a legal analysis as to why you believe, if true, that the investment management agreement described on pages
         24 and F-63 is not required to be filed as an exhibit under Item 601(b)(10) of Regulation
         S-K.
       Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:      Robert A. Ryan, Esq.